FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2007

Kimber Resources Inc.

(Translation of registrant's name into English)

Suite 215 - 800 West Pender St. Vancouver, British Columbia V6C 2V6 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No . ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Exhibit Index

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kimber Resources Inc.
(Registrant)

By:/s/ " M.E. Hoole"

M.E. Hoole
Vice President & Corporate Secretary

Date   **August 13, 2007**



Suite 215 – 800 West Pender St
Vancouver, BC V6C 2V6

t: 604 669 2251
    866 824 1100
f: 604 669 8577

w. www.kimberresources.com

FORM 51-102F3

MATERIAL CHANGE REPORT

Material Change Report Under Section 85(1) of the *Securities Act* (British Columbia),
Section 146(1)of the *Securities Act* (Alberta) and Section 75(2) of the *Securities Act*
(Ontario)

Item 1.	**Name and Address of Company**

KIMBER RESOURCES INC.
215 - 800 West Pender Street
Vancouver, British Columbia
V6C 2V6

("Kimber" or the "Company")

Item 2.	**Date of Material Change**

August 13, 2007

Item 3.	**News Release**

A news release announcing the material change was issued by Kimber
on August 13, 2007 at Vancouver, British Columbia. The news release
was disseminated through Canada NewsWire.

Item 4.	**Summary of Material Change**

The Company reported that the Board of Directors has initiated a process
to explore various strategic and financial alternatives, including the review
of potential strategic partnerships, joint ventures, business combinations,
or the potential sale of the company. Blackmont Capital Inc. ("BCI") has
been engaged as the exclusive financial advisor to assist Kimber and its
Board of Directors in this process.

Item 5.	**Full Description of Material Change**

The full text of the news release referred to in Item 3 above announcing
the material change is as follows:



KIMBER EXPLORES STRATEGIC AND FINANCIAL ALTERNATIVES

August 13, 2007

 VANCOUVER, BRITISH COLUMBIA - Kimber Resources Inc. (AMEX:KBX, TSX:KBR)

Kimber Resources Inc. ("Kimber") announced today that its Board of Directors has initiated a process to explore various strategic and financial alternatives. This process may include, but is not limited to, the review of potential strategic partnerships, joint ventures, business combinations, or the potential sale of the company.

Blackmont Capital Inc. ("BCI") has been engaged as the exclusive financial advisor to assist Kimber and its Board of Directors in the evaluation of strategic and financial alternatives.

Kimber Resources Inc. holds a 100% interest in the Monterde and Setago properties located in the Sierra Madre of northern Mexico as well as the 6300 hectare Pericones silver property, which is located about 100 kilometres southwest of Mexico City in Estado de Mexico. All projects are free of royalties. On the Monterde property, the Company has two immediate objectives: to find and develop additional mineral resources & to advance the Carmen deposit to pre-feasibility. The Carmen deposit, an underground mine in the 1930's, is a typical low sulphidation epithermal system, is oxidized and hosts the majority of the resources on Monterde. In addition to the Carmen deposit, two other deposits (Carotare and Veta Minitas) contain resources.

FOR FURTHER INFORMATION PLEASE CONTACT:

Robert Longe, P.Eng
President and CEO
Kimber Resources Inc.

Jamie Boyden
Vice-President, Investment Banking
Blackmont Capital Inc.

North America Toll Free: 1-866-824-1100
Tel: (604) 669-2251
Fax: (604) 669-8577

Tel: (416) 864-2085
Fax: (416) 864-9151

Website: http://www.kimberresources.com
Email: news@kimberresources.com



3

Item 6. **Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102**

Not applicable

Item 7. **Omitted Information**

No information has been omitted from Item 5 for reasons of confidentiality.

Item 8. **Executive Officers**
Mr. Michael E. Hoole, Vice President & Secretary is knowledgeable about the material change and this report and may be contacted at (604) 669-2251 (Loc. 110)

Item 9. **Date of Report**

Dated at Vancouver, British Columbia, this 14th day of August, 2007.

KIMBER RESOURCES INC.

 "M. E. Hoole"

per:
Michael E. Hoole
Vice President and Secretary